Johnson Fixed Income Fund

AS OF JUNE 30, 2022



OBJECTIVE:

The objective of the Fixed Income Fund is a high level of income over the long term, consistent with preservation of capital. The Fund invests primarily in intermediate-term investment-grade fixed income securities including government and corporate bonds.

FEES AND EXPENSES:

The Fixed Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 0.85%* of the net assets of the Fund, calculated on a daily basis. This expense represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Fixed Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the Fixed Income Fund, represents over $3.0 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Fixed Income Fund as of June 30, 2022. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-11.31%	-11.73%	-1.53%	0.40%	1.30%

INDUSTRY DIVERSIFICATION:

The following chart is the industry diversification for the Fixed Income Fund as of June 30, 2022.



PORTFOLIO SECTOR ALLOCATION

30%
20%
10%
0%
Industrial
Finance
Treasury
Utility
Mortgage Backed
Taxable Municipal
Certificate of Deposit
Finance Preferred Stock
Municipal Bonds
Government Agency
Bank Money Market

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- Johnson Equity Income Fund
- Johnson International Fund
- Johnson Municipal Income Fund
- Johnson Opportunity Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

Johnson Opportunity Fund

AS OF JUNE 30, 2022



OBJECTIVE:
The objective of the Opportunity Fund is long term capital growth. The Fund invests primarily in equity securities of small and medium-sized companies (those with a market capitalization below $15 billion) that offer opportunities for capital growth. Companies are selected for the Fund's portfolio using a proprietary approach that blends quantitative and fundamental analysis.

FEES AND EXPENSES:
The Opportunity Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:
The investment adviser of the Opportunity Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the Opportunity Fund, represents over $3.0 billion of this amount.

HOW TO BUY:
You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:
The following are rates of return for the Opportunity Fund as of June 30, 2022. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-17.98%	-9.41%	7.68%	7.19%	11.04%

INDUSTRY DIVERSIFICATION:
The following is a list of the top ten holdings for the Opportunity Fund as of June 30, 2022.

- » American Financial Group Incorporated
- » AMN Healthcare Services Incorporated
- » Applied Industrial Technologies Incorporated
- » Axis Capital Holdings Group
- » Everest Re Group Limited
- » Farmers National Banc Corporation
- » nVent Electric PLC
- » SEI Investments Company
- » Sonoco Products Company
- » Wintrust Financial Corporation

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- » Johnson Municipal Income Fund
- » Johnson Fixed Income Fund
- » Johnson Equity Income Fund
- » Johnson International Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

Johnson International Fund

AS OF JUNE 30, 2022



OBJECTIVE:

The objective of the International Fund is to participate in economic development trends in the global economy while achieving long term capital appreciation. The Fund invests primarily in international markets through the use of American Depositary Receipts (ADRs).

FEES AND EXPENSES:

The International Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 1.00%* of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the International Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the International Fund, represents over $3.0 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the International Fund as of June 30, 2022. Periods longer than one year are annualized.

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-16.56%	-16.05%	1.34%	2.83%	4.62%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the International Fund as of June 30, 2022.

- » CGI Incorporated
- » Industrial & Commercial Bank of China Limited
- » Lenovo Group Limited
- » Novo Nordisk A/S
- » Roche Holding AG
- » Shoprite Holdings ADR
- » Summitomo Mitsui Financial Group Incorporated
- » Tokio Marine Holdings, Incorporated ADR
- » Unilever PLC
- » Wal-mart de Mexico SAB de CV

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- » Johnson Municipal Income Fund
- » Johnson Fixed Income Fund
- » Johnson Opportunity Income Fund
- » Johnson Equity Income Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

Johnson Equity Income Fund

AS OF JUNE 30, 2022



OBJECTIVE:

The objective of the Equity Income Fund is to provide above average dividend income and long term capital growth. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) believed to have above average dividend income and capital growth.

FEES AND EXPENSES:

The Equity Income Fund is a no load fund, which means that the fund does not charge a commission to buy, sell, or exchange shares of the Fund. There are also no 12b-1 fees. The net expenses of the Fund for the fiscal year ended December 31, 2021 were 1.00% of the net assets of the Fund, calculated on a daily basis. This represents the management fee charged by the Adviser, based on the net assets of the Fund, calculated on a daily basis.

INVESTMENT ADVISER:

The investment adviser of the Equity Income Fund is Johnson Investment Counsel, Inc., a Cincinnati-based investment advisory firm managing over $16 billion in assets. The Johnson Fund Family, including the Equity Income Fund, represents over $3.0 billion of this amount.

HOW TO BUY:

You should consider the investment objectives, risks and expenses carefully before investing. Please read the prospectus for this and other information regarding how to purchase this fund. To obtain a prospectus, please contact the Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.00170. You should read the prospectus carefully before investing.

PERFORMANCE:

The following are rates of return for the Equity Income Fund as June 30, 2022. Periods longer than one year are annualized.



REFINITIV LIPPER FUND AWARDS

2021 WINNER
UNITED STATES

YTD	ONE YEAR	THREE YEAR	FIVE YEAR	TEN YEAR
-14.08%	-5.51%	10.36%	12.20%	12.26%

INDUSTRY DIVERSIFICATION:

The following is a list of the top ten holdings for the Equity Income Fund as of June 30, 2022.

- » Adobe Corporation
- » American Electric Power Company Incorporated
- » Analog Devices Incorporated
- » Axis Capital Holdings Limited
- » Coca-Cola Company
- » Danaher Corporation
- » Microsoft Corporation
- » UnitedHealth Group Incorporated
- » Visa Incorporated
- » Williams Companies Incorporated

OTHER MUTUAL FUNDS AVAILABLE THROUGH JOHNSON MUTUAL FUNDS:

- » Johnson Municipal Income Fund
- » Johnson Opportunity Income Fund
- » Johnson International Fund
- » Johnson Fixed Income Fund

The data represented herein reflects past performance, and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. To obtain the performance of the most recent month-end, please contact Johnson Mutual Funds at 513.661.3100 or toll free at 800.541.0170.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Equity Income Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 5 Years" for Equity Income Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' rankings of the Johnson Equity Index Fund. These awards are not indicative of future performance and there is no guarantee of future investment success. Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.





JOHNSON MUTUAL FUNDS

Johnson Institutional Short Duration Bond Fund

CLASS I: JIBDX CLASS F: JIMDX

AS OF: JUNE 30 , 2022

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS F

★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBDX	JIMDX
CUSIP:	479164600	479164816
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

ICE BofAML U.S. Corp & Gov't Index, 1-3 Years

Average Credit Quality:	A
SEC Yield:	3.07% (Class I)
Effective Duration:	2.14 years
Weighted Average Life:	2.36 years
Portfolio Turnover:	45.24% (12-mo.)
Number of Holdings	115

ANNUALIZED PERFORMANCE

	Class I JIBDX	Benchmark -
1 YEAR:	-4.48%	-3.62%
3 YEAR:	0.14	0.31%
5 YEAR:	1.02%	1.09%
10 YEAR:	1.11%	1.04%

FUND DESCRIPTION

Johnson Institutional Short Duration Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary quality yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the ICE BofAML U.S. Corp & Gov't Index, 1-3 Years
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	2ND QTR 2022	YTD	2021	2020	2019	2018	2017	2016
CLASS I - JIBDX	-1.03%	-3.94%	-0.91%	3.91%	4.65%	1.16%	1.54%	1.68%
CLASS F - JIMDX	-1.13%	-4.04%	-1.09%	3.82%	4.36%			
BENCHMARK	-0.62%	-3.19%	-0.41%	3.35%	4.07%	1.63%	0.86%	1.29%

For more information on our products and services please contact a member of our Sales & Client Service Team at 513.389.2770.

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON ■ ICE BofAML U.S. CORP & GOV'T, 1-3 YRS

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President of Johnson Investment Counsel
• 30 Years Industry Experience

Michael Leisring, CFA
• Chief Investment Officer - Fixed Income
  & Portfolio Manager
• 25 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 15 Years Industry Experience

David Theobald, CFA
• Senior Portfolio Manager
• 15 Years Industry Experience

Ryan Martin, CFA
• Portfolio Manager
• 9 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2023, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2023. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2023 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

© 2022 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.





JOHNSON MUTUAL FUNDS

Johnson Institutional Intermediate Bond Fund

CLASS I: JIBEX CLASS F: JIMEX

AS OF: JUNE 30, 2022

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I



★★★★

CLASS F

★★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBEX	JIMEX
CUSIP:	479164709	479164824
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg Intermediate US Gov't/Credit Bond Index

Average Credit Quality:	A+
SEC Yield:	3.55% (Class I)
Effective Duration:	4.34 years
Weighted Average Life:	4.91 years
Portfolio Turnover:	29.68% (12-mo.)
Number of Holdings	107

ANNUALIZED PERFORMANCE

	Class I JIBEX	Benchmark -
1 YEAR:	-8.42%	-7.28%
3 YEAR:	-0.32%	-0.16%
5 YEAR:	1.20%	1.13%
10 YEAR:	1.76%	1.45%

FUND DESCRIPTION

Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

REFINITIV LIPPER FUND AWARDS

2021 WINNER UNITED STATES

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays Intermediate US Gov't/Credit Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.



CALENDAR YEAR PERFORMANCE

	2ND QTR 2022	YTD	2021	2020	2019	2018	2017	2016
CLASS I - JIBEX	-3.02%	-7.78%	-1.66%	7.20%	7.53%	0.42%	2.99%	3.37%
CLASS F - JIMEX	-3.05%	-7.79%	-1.83%	7.07%	7.35%			
BENCHMARK	-2.37%	-6.77%	-1.44%	6.43%	6.80%	0.88%	2.14%	2.08%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG INTERMEDIATE US GOV'T/CREDIT BOND INDEX

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President of Johnson Investment Counsel
• 30 Years Industry Experience

Michael Leisring, CFA
• Chief Investment Officer - Fixed Income
  & Portfolio Manager
• 25 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 15 Years Industry Experience

David Theobald, CFA
• Senior Portfolio Manager
• 15 Years Industry Experience

Ryan Martin, CFA
• Portfolio Manager
• 9 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2023, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2023. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2023 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

©2022 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Refinitiv Lipper Fund Awards Methodology. Classification averages are calculated with all eligible share classes for each eligible classification. The calculation periods extend over 36, 60 and 120 months. The highest Lipper Leader® for Consistent Return (Effective Return) value within each eligible classification determines the fund classification winner over three, five or 10 years. The Lipper leader for Consistent Return rating is a risk-adjusted performance measure based on the Effective Return computation. Lipper Ratings for Consistent Return are computed for all Lipper classifications with five or more distinct portfolios and span both equity and fixed-income funds (e.g., large cap core, General U.S. Treasury, etc.). The ratings are subject to change every month and are calculated for the following periods: three-year, five-year, 10-year, and overall. The overall calculation is based on an equal-weighted average of percentile rankings of the Consistent Return metrics over three-, five- and 10-year periods (if applicable). The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, the next 20% receive a rating of 4, the middle 20% are rated 3, the next 20% are rated 2 and the lowest 20% are rated 1. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. Johnson Investment Counsel has confirmed that the Johnson Institutional Intermediate Bond Fund is a 2021 winner of the Refinitiv Lipper Award for "Best Fund over 3 Years" and "Best Fund over 5 Years" for Institutional Mutual Funds. However, Johnson Investment Counsel does not review or confirm the information provided to Refinitiv Lipper Awards, nor does Johnson confirm or review the accuracy of the Refinitiv Lipper Fund Awards' ranking of the Johnson Institutional Intermediate Bond Fund, respectively. This award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.







JOHNSON MUTUAL FUNDS

Johnson Institutional Core Bond Fund

CLASS I: JIBFX CLASS F: JIMFX

AS OF: JUNE 30, 2022

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★★

CLASS F

★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBFX	JIMFX
CUSIP:	479164808	479164790
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg US Aggregate Bond Index

Average Credit Quality:	A+
SEC Yield:	3.82% (Class I)
Effective Duration:	6.91 years
Weighted Average Life:	2.39 years
Portfolio Turnover:	42.49% (12-mo.)
Number of Holdings	145

ANNUALIZED PERFORMANCE

	Class I JIBFX	Benchmark -
1 YEAR:	-11.27%	-10.29%
3 YEAR:	-0.79%	-0.93%
5 YEAR:	1.12%	0.88%
10 YEAR:	1.93%	1.54%

FUND DESCRIPTION

Johnson Institutional Core Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays US Aggregate Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	2ND QTR 2022	YTD	2021	2020	2019	2018	2017	2016
CLASS I - JIBFX	-5.27%	-11.05%	-2.04%	9.71%	8.94%	0.13%	3.72%	3.67%
CLASS F - JIMFX	-5.28%	-11.12%	-2.15%	9.57%	8.56%			
BENCHMARK	-4.69%	-10.35%	-1.54%	7.51%	8.72%	0.01%	3.54%	2.65%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG US AGGREGATE BOND INDEX

FIXED INCOME
PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• President of Johnson Investment Counsel
• 30 Years Industry Experience

Michael Leisring, CFA
• Chief Investment Officer - Fixed Income & Portfolio Manager
• 25 Years Industry Experience

Brandon Zureick, CFA
• Director & Portfolio Manager
• 15 Years Industry Experience

David Theobald, CFA
• Senior Portfolio Manager
• 15 Years Industry Experience

Ryan Martin, CFA
• Portfolio Manager
• 9 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2023, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2023. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2023 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

© 2022 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.





JOHNSON MUTUAL FUNDS

Johnson Enhanced Return Fund

AS OF: JUNE 30, 2022

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

★★★

KEY FACTS

Ticker:	JENHX
CUSIP:	479164881
Launch Date:	12/30/2005
Expense Ratio:	0.35%

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark
S&P 500 Index

Average Credit Quality:	A+
Effective Duration:	2.13 years
Weighted Average Life:	2.39 years
Portfolio Yield:	3.04%
Portfolio Turnover:	65.23% (12-mo.)
Number of Holdings	106

ANNUALIZED PERFORMANCE

	JENHX	Benchmark
1 YEAR:	-15.50%	-10.62%
3 YEAR:	8.61%	10.60%
5 YEAR:	9.98%	11.31%
10 YEAR:	12.43%	12.96%

FUND DESCRIPTION

Johnson Enhanced Return Fund aims to outperform the S&P 500 Index with low tracking error and comparable volatility. The Fund seeks to accomplish this by providing investment exposure to the large cap equity market through the use of S&P 500 index futures, combined with alpha generating short duration investment-grade fixed income securities.

FUND HIGHLIGHTS

- Blend of S&P 500 Futures Contracts and high quality Fixed Income
- Approximately 5% of portfolio held on margin/95% invested in high quality short duration bonds
- Proprietary quality yield approach
- Fixed Income component is 100% Investment Grade
- Diversification by Sector, Issuer and Maturity
- No derivatives, no high yield, no foreign currency exposure

INVESTMENT STRATEGY

Replicate the S&P 500 Index

- Long positions in S&P 500 Index futures to match fund NAV
- Futures returns will track the index, minus an implied financing cost
- Approximately 5% of portfolio maintained on margin

Generate Alpha with Fixed Income

- Remaining fund assets invested in short duration investment-grade bonds
- Bond returns in excess of futures' financing cost generate alpha
- No high yield, no currency, no derivatives

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	2ND QTR 2022	YTD	2021	2020	2019	2018	2017	2016
JIBFX	-17.39%	-23.59%	26.51%	19.38%	33.80%	-6.06%	21.39%	12.89%
BENCHMARK	-16.10%	-19.96%	28.71%	18.40%	31.49%	-4.38%	21.83%	11.96%

APPROACH, COMBINATION OF ACTIVE AND INDEX MANAGEMENT

Benefits of Active Management

- Returns that are able to outperform the index
- Ability to adapt to changing market conditions

Benefits of Index Management

- Benchmark correlation
- Lower volatility, lower fees

	ACTIVE	PASSIVE	JOHNSON ENHANCED
ALPHA	-0.53%	-0.02%	-0.21%
BETA	1.00	1.00	1.03
TRACKING ERROR	4.90%	0.06%	1.31%
STANDARD DEVIATION	14.32%	13.70%	14.19%
BATTING AVERAGE	0.48%	0.45%	0.55%
UPSIDE CAPTURE	98.11%	100.00%	101.27%
DOWNSIDE CAPTURE	100.27%	100.02%	102.76%
SHARPE RATIO	0.83	0.90	0.85
INFORMATION RATIO	-0.13	-0.21	-0.16

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- President of Johnson Investment Counsel
- 30 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager
- 25 Years Industry Experience

Brandon Zureick, CFA
- Director & Portfolio Manager
- 15 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager
- 15 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager
- 9 Years Industry Experience

Table Source: eVestment. Trailing 10 years as of 06/30/2022. Active is defined as the median of the eVestment Large Cap Equity pooled vehicles. Passive is the median of the eVestment Passive S&P 500 Equity pooled vehicles Universe. All comparisons are net-of-fees.

Table Glossary: Alpha-excess returns generated for a given level of risk; Beta-a measure of volatility or systematic risk of a security or portfolio in comparison to the market as a whole; Tracking Error-the annualized standard deviation of excess return to the benchmark; Standard Deviation-Standard deviation of return measures the average deviations of a return series from its mean, and is often used as a measure of risk. A large standard deviation implies that there have been large swings in the return series of the manager. Measure of total risk; Upside Capture- measures the percentage of market gains captured by a manager when markets are up. Ratio over 100 indicates fund generally outperformed the benchmark during periods of positive returns for the benchmark; Downside Capture-measures the percentage of market losses endured by a manager when markets are down. Ratio of less than 100 indicates that a fund has lost less than its benchmark in periods of benchmark loss; Sharpe Ratio-a risk- adjusted measure of return which uses standard deviation to represent risk. (Average Portfolio Return - Risk Free Rate)/Standard Deviation; Information Ratio-a measure of risk-adjusted returns of a portfolio vs. a benchmark. It is the summation of the annualized excess returns divided by the annualized standard deviation of excess returns. The Information Ratio measures the consistency with which a manager beats a benchmark.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. For more information, please carefully read the most recent prospectus dated May 1, 2022. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations. The Fund may be slightly under-invested or slightly over-invested compared to the underlying S&P 500 equity index, which could cause the Fund to be slightly less or more volatile than the underlying index, and the Fund's returns from the futures contracts may not mirror the underlying index.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

© 2022 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.